

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2016

Via E-Mail
Donald Ainscow
Norton Rose Fulbright US LLP
2200 Ross Avenue Suite 3600
Dallas, TX 75201

Re: Rofin Sinar Technologies Inc.
PREC14A filed January 19, 2016
DEFA14A filed January 14, 2016
DEFA14A filed January 6, 2016
File No. 0-21377

Dear Mr. Ainscow:

The Office of Mergers and Acquisitions has reviewed of the filings listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

Please respond to this letter by revising your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement filed January 19, 2016

General

1. Explain in your proxy statement your intentions with respect to the proposals propounded in the SilverArrow proxy statement and the proposals propounded by SilverArrow. Disclose at the forepart of the proxy statement where those proposals are initially mentioned that shareholders who grant you a proxy will be disenfranchised with respect to certain of those matters (we note the disclosure on page 48 to that effect).

Background of the Contested Solicitation, page 6

2. Please expand to fully describe all of the terms of the proposed settlement with SilverArrow.

3. Provide further details about the appointment of Ms. Bunis to the Board in December 2015 and in particular, the timing of the appointment. Was this part of the settlement or other discussions with SilverArrow regarding the make-up of the Board? What prompted you to act at that time?

DEFA14A filed January 14, 2016

4. Please supplementally provide support for the numerous factual assertions concerning Mr. Limberger contained in the January 14, 2016 press release.

5. In future soliciting materials, all statements of opinion or belief must be clearly characterized as such, rather than as statements of fact. Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (202) 551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions